



mbc
Middlefield Banc Corp.

Investing
In the future

2023 Summary
Annual Report

$2.14
EARNINGS PER SHARE

FOR BOTH BASIC AND DILUTED EPS

TOTAL ASSETS
(in thousands)



2019	2020	2021	2022	2023
$1,182,475	$1,391,979	$1,331,006	$1,687,682	$1,822,883

NET INCOME
(in thousands)



2019	2020	2021	2022	2023
$12,711	$8,349	$18,633	$15,673	$17,368

RETURN ON AVERAGE EQUITY



2019	2020	2021	2022	2023
9.35%	6.07%	12.74%	11.25%[1]	8.83%

DIVIDENDS DECLARED PER SHARE



2019	2020	2021	2022	2023
$0.57	$0.60	$0.69	$0.81	$0.85

[1] 2022 includes $2.3 million in one-time merger expenses.

CHAIRMAN'S LETTER TO SHAREHOLDERS:

On behalf of the Middlefield Banc Corp. Board of Directors, I am pleased to report that 2023 was a year of solid operating performance for our Company. Despite the challenges posed by the ever-changing business and economic landscape, we remained steadfast in our commitment to excellence, achieving key milestones and delivering value to our shareholders, customers, and communities.



One of the defining moments of the year was the successful integration of the Liberty Bancshares, Inc. ("Liberty") merger. This strategic merger has significantly strengthened our position across several compelling Western and Central Ohio markets, expanded our reach to more communities, and unlocked new growth opportunities. On behalf of the entire Board of Directors, I would like to extend my gratitude to all our employees who worked tirelessly to ensure a smooth transition and maximize the synergies resulting from this merger.

Recognizing the importance of continuity and leadership development at Middlefield, succession planning has been a key area of focus for our Board of Directors. Most notably, two long-standing members of Middlefield's executive team retired this year. James R. Heslop, II retired as Chief Executive Officer on December 31, 2023, and Donald L. Stacy retired as Chief Financial Officer on April 30, 2023. After decades of service to Middlefield, both Jim and Don played critical roles in Middlefield's evolution, developing successful business strategies, and ensuring our long-term financial excellence. On behalf of everyone at Middlefield, I wish Jim and Don the very best in their retirements.

As a part of the Company's comprehensive succession plan, on January 1, 2024, Ronald L. Zimmerly, Jr. assumed the role of Chief Executive Officer. As President of Middlefield and the former Chief Executive Officer of Liberty Bancshares, Ron brings over 35 years of Ohio community banking experience to Middlefield that will continue to drive the Company's legacy of strong financial and operating performance. In addition, Michael C. Ranttila was elected Chief Financial Officer of the Company on May 1, 2023, after serving in several financial and leadership roles at Middlefield. Mike is a proven leader with strong financial acumen and a deep understanding of Middlefield's competitive growth strategies, M&A activities, and the key drivers of our financial performance.

In addition to Ron and Mike's appointments, we have made several other changes to our executive leadership team, which includes leaders developed from within the Bank and proven bankers attracted from outside our Company. Overall, we have assembled an experienced executive team to drive the next phase of Middlefield's growth. I am also pleased to report that of the top seven executives of the bank, 43% are women reflecting our commitment to building a diverse management team.

We also continue to update our Board of Directors, and during 2023, we proactively reduced the size of our Board from 13 to 12 members. Of Middlefield's 12 current directors, 50% have joined the Board since 2020, which has added highly qualified professionals and fresh perspectives.

A new three-year strategic plan is being developed to align with Middlefield's evolution, the success of the Liberty merger, a new executive team, and an updated Board. While details of the strategy are being finalized, key elements of the plan are focused on increasing revenue opportunities, improving Middlefield's customer experience, and advancing our operational performance. I am proud to report that under our 2020-2023 strategic plan, assets increased 31% to $1.8 billion, earnings increased 108% to $17.4 million, and pre-tax pre-provision earnings increased 21% to $23.8 million. In addition, from January 1, 2020, to December 31, 2023, a $100 investment in Middlefield's stock has produced a total shareholder return of $140, compared to $107 for the Nasdaq Bank Index and $116 for the KBW Regional Bank Index.

A diverse capital allocation plan drives our efforts to create value for our shareholders by supporting our growth and our long-standing commitment to return excess capital to our shareholders through opportunistic stock repurchase programs and a legacy of dividend growth. Since 2020, our annual dividend has increased from $0.60 to $0.85 in 2023. The 42% improvement in our annual dividend includes a 33% increase in our regular quarterly dividend over this period and a $0.05 per share special dividend that was paid in the 2023 fourth quarter. This represents the third consecutive year Middlefield has paid a special cash dividend to shareholders.

I am proud to reflect on Middlefield's remarkable journey over the past year. Through the strategic merger, infusion of new leadership, and steadfast commitment to our Ohio communities, we have weathered challenges and emerged stronger than ever before. Our unwavering dedication to providing unparalleled value to our shareholders, customers, team members, and communities has been the cornerstone of our success. As we continue to navigate an ever-evolving economic and banking landscape, I am confident in Middlefield's ability to adapt, innovate, and thrive—just like our Bank has done for over 120 years.

On behalf of the Middlefield Banc Corp. Board of Directors and our employees, we thank you for your continued support.



WILLIAM J. SKIDMORE
Chairman, Board of Directors

TO OUR SHAREHOLDERS:



I am proud to present our first annual report under my leadership as President and Chief Executive Officer of Middlefield Banc Corp. 2023 was an eventful year, marked by significant challenges within the banking industry, but also remarkable achievements at our Company. Despite operating in a more uncertain economic environment, we have made substantial progress in positioning Middlefield for sustained value creation, and the Company ended the year with record total assets, stockholders' equity, and annual net income.

For the year ended December 31, 2023, net income was a record $17.4 million. The 10.8% increase in net income over the prior year was due to record net interest income after the provision for credit losses, and stable noninterest income, partially offset by higher noninterest expense, primarily associated with the Liberty Bancshares, Inc. ("Liberty") merger. Profitability this year was especially encouraging as we navigated rapid increases in interest rates by the Federal Reserve, growing competition for deposits and increased economic uncertainty. In fact, for 2023 our net interest margin was 4.04%, compared to 4.08% last year, despite continued rate increases from the Federal Reserve throughout the year.

Our performance in 2023 reflects the successful integration of the December 2022 merger with Liberty as we focused on blending our corporate cultures, eliminating redundant costs and systems, and adding additional members to Middlefield's leadership team. In addition, the merger increased Middlefield's scale, strengthened its financial position, and expanded the Company's services and offerings in both the Central and Western Ohio markets. With the addition of Liberty's six branches, Middlefield currently operates 21 full-service banking centers across a 13-county operating footprint and a loan production office in Mentor, Ohio.

The Ohio economy remained resilient throughout 2023 and benefited from a strong labor market and multiple large-scale development projects. Ohio was named the number one state and Columbus was named the number two metro area in *Site Selection Magazine's 2023 Global Groundwork Index*. Compelling economic trends

throughout the state, and especially in Central Ohio, are expected to continue in 2024 and Middlefield is well positioned to support this growth. In the Columbus region alone, historic development projects are underway. Highlights include Intel's $100 billion manufacturing campus in Licking County, Amazon's $8 billion in investments to expand its data operations in Central Ohio, Honda and LG's $3.5 billion EV battery plant in Fayette County, and Nationwide Children's Hospital's $3+ billion expansion in Columbus.

We invested strategically in our leadership team in 2023 to ensure local support, community involvement, and quick decision making across our three distinct Ohio markets. We added seasoned Ohio bankers with deep expertise across Commercial, Business, and Consumer Banking as we remain focused on developing talent from within the Company and attracting leading bankers from outside our organization. In 2023, Mike Cheravitch was named Chief Banking Officer, Josh Riley was named Chief Commercial Market Executive—Central Ohio, Jerry Benko was named Chief Commercial Market Executive—Northeast Ohio, Anna Maria Brenneman was named Western Regional President, and Brett Baumeister was named Senior Vice President—Commercial Lending Western Region.

As part of Middlefield's long-standing succession plan, Mike Ranttila was named Chief Financial Officer, Sarah Winters was named Senior Vice President/Chief Human Resources Officer, and Rebecca Noblit was promoted to Executive Vice President/Chief Credit Officer, succeeding Alfred F. Thompson Jr. who retired from the Company on February 1, 2024. As you can see, we have built a solid team with a deep bench of experienced leaders. I am excited by the prospects of what our team can do together to drive Middlefield's record of generating long-term shareholder value. In addition, we believe we have the infrastructure to manage a much larger bank, and we are following a strategic plan focused on growth, profitability, and returning capital to our shareholders.

Throughout 2023, we enhanced the value we provide our communities by creating new deposit products, improving small business lending capabilities, and developing new retail customer banking resources. We have aligned our culture, incentive and compensation programs, and go-to-market strategies in order to successfully support these initiatives in 2024 and beyond.

Maintaining excellent asset quality and strong liquidity levels remains a focus of our leadership team. Our conservative underwriting philosophy, and "quick to downgrade, slow to upgrade" credit approach continue to demonstrate our ability to manage risk throughout various economic cycles. Over the past ten years, Middlefield's net charge-offs have averaged 0.10%, and over the past three years, annual recoveries have exceeded charge-offs, reflecting outstanding asset quality. Limited credit losses and our highly profitable financial model have also helped support robust liquidity levels. At December 31, 2023, we had $60.8 million in cash and cash equivalents, $170.8 million in available-for-sale investment securities, and $618.1 million of maximum borrowing capacity at the Federal Home Loan Bank, demonstrating ample liquidity.

Balancing the retention of capital for growth and financial stability with the desire to return capital to our shareholders remains a key component of our strategic plan. For 2023, we repurchased 164,221 shares of Company stock for $4.5 million. We also paid a record $6.9 million in dividends, reflecting an increase of 25.0% over the prior year. On a per-share basis, Middlefield declared cash dividends of $0.85, an increase of 4.9% from $0.81 per share last year. Dividends in 2023 included a $0.05 per share special dividend payment declared in the fourth quarter. This was the third consecutive year Middlefield has paid a special dividend to shareholders.

> The Company ended the year with record total assets, stockholders' equity, and annual net income.

As you can see, during 2023, we focused on integrating the merger and building a proper foundation to drive long-term growth and sustainable value. As we look to 2024, we are focused on executing against our long-term strategic plan, benefiting from the synergies of the Liberty merger, and realizing the value from the investments we have made across our business this past year. While we expect uncertainty related to Federal Reserve monetary policies and their impact on national economic conditions in 2024, economic activity and employment within our Ohio markets are expected to remain stable.

Middlefield has a legacy of success as a result of its commitment to the communities, customers, employees, and shareholders the Bank serves. This dedication supports a powerful foundation that will drive our future performance. I am honored to lead this strong team of proven bankers. The opportunities to create value for Middlefield are immense as we bring our community-oriented banking approach to more customers across our Northeast, Central and Western Ohio markets.

On behalf of everyone at the Middlefield Banc Corp., thank you for your continued support.

Sincerely,

RONALD L. ZIMMERLY, JR.
President and Chief Executive Officer

DECADE OF PROGRESS

(Dollar amounts in thousands, except earnings per share data)	2014	2015	2016
Interest income	$ 27,874	$ 28,595	$ 29,994
Interest expense	4,070	3,820	4,190
Net interest income	23,804	24,775	25,804
Provision for credit losses[1]	370	315	570
Net interest income after provision for credit losses	23,434	24,460	25,234
Noninterest income, including security gains/losses	3,588	4,044	3,959
Noninterest expense	17,850	20,077	20,872
Income before income taxes	9,172	8,427	8,321
Income taxes	1,992	1,562	1,905
Net income	$ 7,180	$ 6,865	$ 6,416
Total assets	$677,531	$735,139	$787,821
Deposits	586,112	624,447	629,934
Equity capital	63,867	62,304	76,960
Loans outstanding, net	463,738	527,325	602,542
Allowance for credit losses[1]	6,846	6,385	6,598
Net (recoveries) charge-offs	570	776	357
Full time employees (average equivalents)	139	143	139
Number of offices	10	10	11
Earnings per share	$ 1.76	$ 1.71	$ 1.52
Dividends per share	0.52	0.54	0.54
Book value per share	15.56	16.59	17.07
Dividends payout ratio	29.54%	30.90%	36.13%
Cash dividends paid	$ 2,121	$ 2,153	$ 2,318
Return on average assets	1.07%	0.97%	0.85%
Return on average equity	12.17%	10.62%	9.33%

(1) On January 1, 2023, we adopted ASU 2016-13, *Financial Instruments–Credit Losses–Topic (326): Measurement of Credit Losses on Financial Instruments.* This methodology for calculating the allowance for credit losses considers the possibility of expected loss over the life of the loan. Prior to January 1, 2023, the calculation of the allowance for loan losses was based on an incurred loan loss methodology.

	2017	2018	2019	2020	2021	2022	2023
	$ 43,995	$ 50,357	$ 54,525	$ 52,638	$ 52,335	$ 54,906	$ 90,301
	6,647	9,909	13,140	9,250	4,195	4,729	25,098
	37,348	40,448	41,385	43,388	48,140	50,177	65,203
	1,045	840	890	9,840	700	—	3,002
	36,303	39,608	40,495	33,548	47,440	50,177	62,201
	4,859	3,728	4,841	5,990	7,249	6,746	6,691
	27,485	28,743	30,033	29,788	31,991	38,030	48,137
	13,677	14,593	15,303	9,750	22,698	18,893	20,755
	4,222	2,162	2,592	1,401	4,065	3,220	3,387
	$ 9,455	$ 12,431	$ 12,711	$ 8,349	$ 18,633	$ 15,673	$ 17,368
	$1,106,336	$1,248,398	$1,182,475	$1,391,979	$1,331,006	$1,687,682	$1,822,883
	878,194	1,016,067	1,020,843	1,225,200	1,166,610	1,402,019	1,426,602
	119,863	128,290	137,775	143,810	145,335	197,691	205,681
	916,023	984,681	977,490	1,090,626	967,349	1,338,434	1,456,437
	7,190	7,428	6,768	13,459	14,342	14,438	21,693
	453	602	1,550	3,149	(183)	(96)	(31)
	190	200	189	184	185	238	256
	14	15	16	16	16	22	23
	$ 1.56	$ 1.92	$ 1.96	$ 1.31	$ 3.01	$ 2.60	$ 2.14
	0.54	0.59	0.57	0.60	0.69	0.81	0.85
	18.63	19.77	21.45	21.86	24.68	23.98	25.41
	35.52%	30.40%	28.99%	45.92%	22.76%	37.23%	39.52%
	$ 3,358	$ 3,779	$ 3,685	$ 3,834	$ 4,240	$ 5,490	$ 6,864
	0.88%	1.09%	1.05%	0.64%	1.36%	1.17%	0.99%
	8.52%	9.94%	9.35%	6.07%	12.74%	11.25%	8.83%

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	2023	2022
ASSETS		
Cash and due from banks	$ 56,397	$ 51,404
Federal funds sold	4,439	2,405
Cash and cash equivalents	60,836	53,809
Investment securities available for sale, at fair value	170,779	164,967
Other investments	955	915
Loans:		
Commercial real estate:		
Owner occupied	183,545	191,748
Non-owner occupied	401,580	380,580
Multifamily	82,506	58,251
Residential real estate	328,854	296,308
Commercial and industrial	221,508	195,602
Home equity lines of credit	127,818	128,065
Construction and other	125,105	94,199
Consumer installment	7,214	8,119
Total loans	1,478,130	1,352,872
Less: allowance for credit losses[1]	21,693	14,438
Net loans	1,456,437	1,338,434
Premises and equipment, net	21,339	21,961
Goodwill	36,356	31,735
Core deposit intangibles	6,642	7,701
Bank-owned life insurance	34,349	33,811
Other real estate owned	–	5,821
Accrued interest receivable and other assets	35,190	28,528
TOTAL ASSETS	**$1,822,883**	**$1,687,682**
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 401,384	$ 503,907
Interest-bearing demand	205,582	164,677
Money market	274,682	187,498
Savings	210,639	307,917
Time	334,315	238,020
Total deposits	1,426,602	1,402,019
Federal Home Loan Bank advances	163,000	65,000
Other borrowings	11,862	12,059
Accrued interest payable and other liabilities	15,738	10,913
TOTAL LIABILITIES	**1,617,202**	**1,489,991**
STOCKHOLDERS' EQUITY		
Common stock, no par value; 25,000,000 shares authorized, 9,930,704 and 9,916,466 shares issued; 8,095,252 and 8,245,235 shares outstanding	161,388	161,029
Retained earnings	100,237	94,154
Accumulated other comprehensive loss	(16,090)	(22,144)
Treasury stock, at cost; 1,835,452 and 1,671,231 shares	(39,854)	(35,348)
TOTAL STOCKHOLDERS' EQUITY	**205,681**	**197,691**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$1,822,883**	**$1,687,682**

(1) On January 1, 2023, we adopted ASU 2016-13, *Financial Instruments–Credit Losses–Topic (326): Measurement of Credit Losses on Financial Instruments*. This methodology for calculating the allowance for credit losses considers the possibility of expected loss over the life of the loan. Prior to January 1, 2023, the calculation of the allowance for loan losses was based on an incurred loan loss methodology.

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	2023	2022
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	**$81,963**	$48,513
Interest-earning deposits in other institutions	**1,289**	472
Federal funds sold	**771**	219
Investment securities:		
Taxable interest	**1,893**	1,811
Tax-exempt interest	**3,914**	3,707
Dividends on stock	**471**	184
Total interest and dividend income	**90,301**	54,906
INTEREST EXPENSE		
Deposits	**18,995**	4,018
Short-term borrowings	**5,386**	307
Other borrowings	**717**	404
Total interest expense	**25,098**	4,729
NET INTEREST INCOME	**65,203**	50,177
Provision for credit losses[1]	**3,002**	—
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**62,201**	50,177
NONINTEREST INCOME		
Service charges on deposit accounts	**3,878**	3,850
Loss on other investments	**(161)**	(173)
Loss on sale of other real estate owned	**(170)**	—
Earnings on bank-owned life insurance	**823**	459
Gain on sale of loans	**97**	24
Revenue from investment services	**743**	674
Gross rental income	**421**	951
Other income	**1,060**	961
Total noninterest income	**6,691**	6,746
NONINTEREST EXPENSE		
Salaries and employee benefits	**24,511**	17,548
Occupancy expense	**2,566**	2,033
Equipment expense	**1,241**	1,074
Data processing costs	**4,764**	3,701
Ohio state franchise tax	**1,578**	1,157
Federal deposit insurance expense	**861**	329
Professional fees	**2,293**	1,500
Other real estate owned writedowns	**–**	1,200
Advertising expense	**1,477**	1,033
Software amortization expense	**95**	143
Core deposit intangible amortization	**1,059**	372
Gross other real estate owned expenses	**510**	707
Merger-related costs	**473**	2,382
Other expense	**6,709**	4,851
Total noninterest expense	**48,137**	38,030
Income before income taxes	**20,755**	18,893
Income taxes	**3,387**	3,220
NET INCOME	**$ 17,368**	$ 15,673
EARNINGS PER SHARE		
Basic	**$ 2.14**	$ 2.60
Diluted	**2.14**	2.59

(1) On January 1, 2023, we adopted ASU 2016-13, *Financial Instruments–Credit Losses–Topic (326): Measurement of Credit Losses on Financial Instruments.* This methodology for calculating the allowance for credit losses considers the possibility of expected loss over the life of the loan. Prior to January 1, 2023, the calculation of the allowance for loan losses was based on an incurred loan loss methodology.

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP. BOARD OF DIRECTORS



WILLIAM J. SKIDMORE
2007

Chairman, Board of Directors
Middlefield Banc Corp.
The Middlefield Banking Company
Retired Ohio Senior District Manager
Waste Management of Ohio, Inc.



RONALD L. ZIMMERLY, JR.
2022

President and Chief Executive Officer
Middlefield Banc Corp.
The Middlefield Banking Company



JAMES J. McCASKEY
2004

Vice Chairman, Board of Directors
Middlefield Banc Corp.
The Middlefield Banking Company
President
McCaskey Landscape and Design, LLC



CAROLYN J. TURK, C.P.A.
2004

Retired Financial Executive
Molded Fiber Glass Companies



KENNETH E. JONES
2008

Retired Financial Executive
Chesapeake Financial Advisors



DARRYL E. MAST
2013

Retired: Hattie Larlham Care Group and
Hattie Larlham Foundation



THOMAS W. BEVAN
2017

Chief Executive Officer
Bevan & Associates, LPA, Inc.



MICHAEL C. VOINOVICH
2020

Executive Vice President and
Chief Investment Officer of
ECHO Health, Inc.



KEVIN A. DiGERONIMO
2021

Principal
DiGeronimo Companies



JENNIFER L. MOELLER
2023

Angel Investor



THOMAS E. "TED" GRIFFITH*
2022

Partner
Powell Seeds, LLC



THOMAS J. SIMON*
2022

Chairman of the Board
Coverlink Insurance



SPENCER T. COHN
2022

Director
Castle Creek Capital LLC



MARK R. WATKINS
2022

Partner
Watkins Farm

Central Ohio Region
Advisory Board:
JEFFREY A. GONGWER;
GEORGE J. KONTOGIANNIS, AIA;
TIMOTHY C. LONG;
MICHAEL J. MORAN

*Director of The Middlefield Banking Company



MIDDLEFIELD BANC CORP. OFFICERS

RONALD L. ZIMMERLY, JR.
President and Chief Executive Officer

MICHAEL C. RANTTILA
Senior Vice President and Chief Financial Officer

JULIE E. SHAW
Corporate Secretary

THE MIDDLEFIELD BANKING COMPANY EXECUTIVE OFFICERS

RONALD L. ZIMMERLY, JR. 1999
President and Chief Executive Officer

COURTNEY M. ERMINIO 2010
Executive Vice President
Chief Risk Officer

REBECCA NOBLIT 2017
Executive Vice President
Chief Credit Officer

MICHAEL C. RANTTILA 2017
Executive Vice President
Chief Financial Officer

THOMAS WILSON, CFA 2020
Executive Vice President
Chief Strategy and Innovation Officer

MICHAEL CHERAVITCH 2023
Executive Vice President
Chief Banking Officer

SARAH WINTERS 2023
Senior Vice President
Chief Human Resources Officer

THE MIDDLEFIELD BANKING COMPANY OFFICERS

ANNA MARIA BRENNEMAN 2009
President, Western Ohio Region

PATRICIA ARNETT 1987
Senior Vice President
Treasury Management
Director

THOMAS R. NEIKIRK 1994
Senior Vice President
Commercial Relationship Manager

MATTHEW E. BELLIN 2006
Senior Vice President
Commercial Relationship Manager

ADAM T. COOK 2006
Senior Vice President
Project Manager

FELICIA M. HOUGH 2009
Senior Vice President
Branch Administration

CRAIG E. REAY 2011
Senior Vice President
Credit Administration

LORI A. GRAHAM 2013
Senior Vice President
Compliance and CRA Officer

DANIEL B. PLANT 2014
Senior Vice President
Mortgage Lending

STANLEY GREGORIN, JR. 2018
Senior Vice President
Commercial Relationship Manager

GREG T. YURCO 2019
Senior Vice President
Commercial Relationship Manager

GARY C. KERN 2020
Senior Vice President
Chief Information Officer

BRETT BAUMEISTER 2023
Senior Vice President
Commercial Relationship Manager

JERRY BENKO 2023
Senior Vice President
Senior Commercial Market Executive

JOSHUA RILEY 2023
Senior Vice President
Senior Commercial Market Executive

JULIE E. SHAW 2019
Executive Assistant
Corporate Secretary/Training and
Development Coordinator

DAVID KUCERA 2004
Vice President
Controller

BRETT A. RICHEY 2010
Vice President
Special Assets Manager

VALERIE MULLHOLAND 2011
Vice President
Loan Administration

BRANDON BUCKNELL 2015
Vice President
Commercial Relationship Manager

JOHN SOLICH 2015
Vice President
Commercial Relationship Manager

AMANDA HOYT 2016
Vice President
Abrigo Product Owner

THOMAS PARKER 2016
Vice President
Commercial Relationship Manager

NICOLE MARCHIO 2017
Vice President
Deposit Operations Officer

MELISSA M. MAKI 2018
Vice President
Marketing Communications
Director

KEVIN SERNA 2019
Vice President
Commercial Relationship Manager

VANCE STEELE 2022
Vice President
Commercial Relationship Manager

JAMESON CURRY 2023
Vice President
Commercial Relationship Manager

AIMEE GILLILAND 2023
Vice President
Treasury Management Sales Officer

MARIA HYDELL 2024
Vice President
Credit Manager

ALICE MCINTOSH 2023
Vice President
Controller

MOLLY MILLER 2023
Vice President
Project Manager

KIMBERLY SARK 2023
Vice President
Chief Accounting Officer

PRESTON STAPLETON 2023
Vice President
Commercial Relationship Manager

RACHEL DEAN 1985
Assistant Vice President
Regional Branch Administrator
Northeast Ohio Region

KATHLEEN M. VANEK 1998
Assistant Vice President
Mortgage and Consumer Loan Originator

MARLIN J. MOSCHELL 2000
Assistant Vice President
Lending Officer

HEATHER ALTSTAETTER 2002
Assistant Vice President
Public Relations Manager

CORSIE ARN 2003
Assistant Vice President
Branch Operations Manager

NANETTE PFEIFFER 2003
Assistant Vice President
Commercial Loan Specialist

THE MIDDLEFIELD BANKING COMPANY OFFICERS (continued)

KEVIN J. MITCHELL 2007
Assistant Vice President
Lender II

MELISSA K. GAY 2008
Assistant Vice President
BSA Officer

JEAN M. CARTER 2009
Assistant Vice President
Branch Manager

KELLY HECKMAN 2009
Assistant Vice President
Compliance Assistant

DALE MOORE 2009
Assistant Vice President
Project Manager and
Bank Security Officer

DERRICK HAYNES 2011
Assistant Vice President
Manager of Tech Support

LISABETH A. MULDOWNEY 2012
Assistant Vice President
Market Manager/Portage County

JENNI UNDERWOOD 2013
Assistant Vice President
Mortgage Loan Operations Manager

STEPHEN J. LEBOLD 2014
Assistant Vice President
Branch Manager

COLLEEN PIRRMANN 2014
Assistant Vice President
Regional Branch Administrator
Central Ohio Region

KIMBERLY UTTERBACK 2014
Assistant Vice President
Compliance Manager

ERNA LEAGAN-MABEL 2015
Assistant Vice President
Loan Servicing Manager

WARREN R. COX, II 2016
Assistant Vice President
Branch Manager

CORRINE MITCHELL 2016
Assistant Vice President
Regional Branch Administrator
Western Ohio Region

LAURA STIMMEL 2017
Assistant Vice President
Branch Manager

CHRISTOPHER J. HESS 2018
Assistant Vice President
Branch Manager

NICHOLAS GRAND 2019
Assistant Vice President
Underwriting Manager

RYAN LANE 2019
Assistant Vice President
Mortgage and Consumer Lender

JAMES LONG 2019
Assistant Vice President
Risk Management and CRA Coordinator

BRIAN MOORE 2019
Assistant Vice President
Mortgage and Consumer Lender

DAVID WILLOBY 2019
Assistant Vice President
Commercial Relationship Manager

JUSTIN FERGUSON 2024
Assistant Vice President
Loan Documentation Manager

KRISTINA STEPHENS 2006
Banking Officer
Account Processing Manager

MICHELLE BAHLEDA 2014
Banking Officer
MLO III

JAMIE GENOVESE 2016
Banking Officer
Support Center Manager



"Customer service is the experience we deliver to our customer. It's the promise we keep to the customer. It's how we follow through for the customer. It's how we make them feel when they do business with us."

– Shep Hyken



ADA

HARDIN

KENTON

BELLEFONTAINE

UNION

LOGAN



KENTON

HARDIN

BELLEFONTAINE

MARYSVILLE

UNION

LOGAN



DELAWARE

FRANKLIN

★

COLUMBUS



SUNBURY

MARYSVILLE

DELAWARE

POWELL

PLAIN CITY

WESTERVILLE

DUBLIN

FRANKLIN

★

COLUMBUS



CLEVELAND
ASHTABULA
GEAUGA
TRUMBULL
PORTAGE
MENTOR (LPO)
LAKE
CHARDON
ASHTABULA
ORWELL
BEACHWOOD
MIDDLEFIELD
NEWBURY
SOLON
GEAUGA
TWINSBURG
CORTLAND
MANTUA
GARRETTSVILLE
TRUMBULL
PORTAGE

THE MIDDLEFIELD BANKING COMPANY LOCATIONS

THE MIDDLEFIELD BANKING COMPANY LOCATIONS

Administrative Offices
15200 Madison Road
Middlefield, Ohio 44062
888.801.1666

Ada Office
118 South Main Street
P.O. Box 135
Ada, Ohio 45810
419.634.5015

Beachwood
25201 Chagrin Boulevard
Suite 120
Beachwood, Ohio 44122
216.359.5580

Bellefontaine North Office
1120 North Main Street
P.O. Box 849
Bellefontaine, Ohio 43311
937.592.5688

Bellefontaine South Office
1454 South Main Street
P.O. Box 670
Bellefontaine, Ohio 43311
937.593.9694

Chardon
348 Center Street
P.O. Box 1078
Chardon, Ohio 44024
440.286.1222

Cortland
3450 Niles-Cortland Road
Cortland, Ohio 44410
330.637.3208

Dublin
6215 Perimeter Drive
Dublin, Ohio 43017
614.793.4631

Garrettsville
8058 State Street
Garrettsville, Ohio 44231
330.527.2121

Kenton Office
100 East Franklin Street
P.O. Box 234
Kenton, Ohio, 43326
419.673.1217

Lake County Loan Production Office
8373 Mentor Avenue
Mentor, Ohio 44060
440.632.8140

Mantua
10691 Main Street
Mantua, Ohio 44255
330.274.0881

Marysville
160 Coleman's Crossing Boulevard
Marysville, Ohio 43040
937.642.0467

Middlefield Main
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
440.632.8115

Middlefield West
15545 West High Street
P.O. Box 35
Middlefield, Ohio 44062
440.632.8113

Newbury
11110 Kinsman Road
Suite 1
P.O. Box 208
Newbury, Ohio 44065
440.564.7000

Orwell
30 South Maple Street
P.O. Box 66
Orwell, Ohio 44076
440.437.7200

Plain City
490 South Jefferson Avenue
Plain City, Ohio 43064
614.689.2622

Powell
10628 Sawmill Parkway
Powell, Ohio, 43065
614.392.5702

Solon
6134 Kruse Drive
Solon, Ohio 44139
440.542.3789

Sunbury
492 West Cherry Street
Sunbury, Ohio 43074
740.913.0632

Twinsburg
2351 Edison Boulevard
P.O. Box 560
Twinsburg, Ohio 44087
330.425.3033

Westerville
17 North State Street
Westerville, Ohio 43081
614.890.7832



COMMUNITY INVOLVEMENT 2023

As a community bank, The Middlefield Banking Company strives to be a leader, advocate, and partner for the communities we serve. We do this in part through charitable giving, volunteerism, and strong support for nonprofit and vital community organizations.

MB team members generously give their time, talent, and treasure with **over 400 hours of volunteering** including serving in **leadership roles for 30+ organizations** ranging from non-profits, to direct services, and education. Together, we can continue to make a positive impact on the lives of those in need and build stronger, more connected communities!

Here's a glimpse into the meaningful donations we've proudly contributed in 2023 aiding more than **350 organizations** with overall contributions nearing **$300,000**.

Top Gifts:

- United Way Organizations (Team Members + Corporate): $50,000
- Local Schools: $35,000
- Local Chambers of Commerce: $32,000
- Financial Literacy Programs (Junior Achievement & EVERFI): over $30,000
- The Salvation Army: over $10,000

Examples of Organizations Include:

- Beatitudes Community Center (Western Region)
- Children's Hunger Alliance (All Regions)
- Fair Housing (Northeast & Central Region)
- Financial Empowerment (Northeast Region)
- Geauga Growth Partnership (Northeast Region)
- Geauga Park District (Northeast Region)
- Hattie Larlham Center for Children with Disabilities (Northeast & Central Region)
- Hope Hollow (Central Region)
- Kan Du Group (Western Region)
- Leadership Geauga (Northeast Region)
- Local Fairs and Livestock Purchase (All Regions)
- Memorial Health Foundation (Central Region)
- Next Step (Northeast Region)
- Rotary Clubs (All Regions)
- Women's Recovery Center (Northeast Region)
- WomenSafe at the Green House (Northeast Region)

COMMUNITY INVOLVEMENT



Main Branch Manager Larry Maniche presents Cardinal Schools with a $1,000 check for their student and staff initiatives.



MB West Branch's Community Appreciation Day.



VP, Commercial Relationship Manager Vance Steele at the Hartfort Fair at the junior auction with Junior Fair participant Kelly with her bunny "Oreo".



Kenton's Mortgage Lender Elisabeth Moore poses with Hardin County Livestock Auction winners.



The Sunbury Team's Parade Float during the Christmas on the Square Event.



Tom from IT and Matt from Marketing lend a hand at the United Way of Geauga Community Day of Action.



MB's Tom Parker, VP, Relationship Manager attends the groundbreaking of the all new Firefly Winery in Hilliard, Ohio.



Members of the Garrettsville Team grill off for their Community Appreciation Day.



Govenor DeWine attends the groundbreaking for the West Warren Industrial Park with President and CEO Ron Zimmerly and SVP, Commercial Relationship Manager Greg Yurco.



The Chardon Team attends Trunk-or-Treat for St. Mary's School.



Members of the Ada Team celebrate their Customer Appreciation Day.



Central Team Commercial lenders attend The Bill Shantz Memorial Golf Outing put on by the Powell Chamber of Commerce.



Solon Branch Manager Michelle Burke drops off snacks for the Solon Fire Department for Random Act of Kindness Day.



Western Ohio Team Members participate in the United Way of Logan County's Community Care Day.







The Mantua Team joins the 2023 Mantua Potato Festival Parade.

MB Western Teams attend the Bourbon Ball for Hardin County United Way.

NEO Team Members Dana Warren-Tolios and Melissa Maki received awards at Untied Way of Trumball County's Annual Meeting.



The Garrettsville team is ready to serve peach pies at the Peach Social and Car Cruise.



MB Team Members taught financial literacy with Junior Achievement at Pymatuning Valley High.



Members of the NEO Teams visit Chardon Middle School to teach a lesson by Junior Achievement.



CORE
VALUES

COMMUNITY

Fostering relationships and maintaining the tradition of local support by being a trusted ambassador of the Bank. Every interaction within our communities is an opportunity to build deeper and prospective customers.

CUSTOMER SERVICE

Forging relationships by adding value through proactive and responsive service.

TEAM FOCUS

Our team members are our most valuable asset. We support one another through collaboration, passion, and professionalism. Our people differentiate us from our competitors.

SHAREHOLDER COMMITMENT

Continuously building shareholder value by providing prudent and fiscally responsible management combined with effective and efficient stewardship of our resources.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
888.801.1666 · 440.632.1666
fax: 440.632.1700

FORM 10-K AND 10-Q AVAILABILITY
A copy of Middlefield Banc Corp.'s
Annual Report on Form 10-K and
Quarterly Reports on 10-Q filed
with the Securities and Exchange
Commission will be furnished to any
shareholder, free of charge, upon
written or e-mail request to:

Michael Ranttila
Executive Vice President and CFO
Middlefield Banc Corp.
P.O. Box 35
Middlefield, Ohio 44062
or mranttila@middlefieldbank.com

MARKET MAKER
The symbol for Middlefield Banc
Corp. common stock is MBCN and
the CUSIP is 596304204.

Keefe, Bruyette & Woods
800.342.5529
www.kbw.com

NOTICE OF ANNUAL MEETING
The 2024 Annual Meeting of
Shareholders of Middlefield Banc
Corp. will be held on Wednesday,
May 15, 2024 at 1:00 p.m. Eastern
Time. We have adpoted a virtual
format for our Annual Meeting.
We will provide a live webcast
of the Annual Meeting at
www.meetnow.global/MFDL4CJ

You will need the control number
located on your proxy card to
participate.

TRANSFER AGENT AND REGISTRAR
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
1.800.736.3001

INDEPENDENT AUDITORS
S.R. Snodgrass, P.C.
2009 Mackenzie Way, Suite 340
Cranberry Township, PA 16066
724.934.0344

INTERNET INFORMATION
Information on the Company
and its subsidiary bank is
available on the Internet at
www.middlefieldbank.bank.

DIVIDEND PAYMENT DATES
Subject to action by the Board of
Directors, Middlefield Banc Corp.
will pay dividends in March, June,
September, and December.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Shareholders may elect to reinvest
their dividends in additional shares
of Middlefield Banc Corp.'s common
stock through the Company's
Dividend Reinvestment Plan. To
arrange automatic purchase of
shares with quarterly dividend
proceeds, please call 1.800.736.3001.

DIRECT DEPOSIT OF DIVIDENDS
The direct deposit program, which
is offered at no charge, provides
for automatic deposit of quarterly
dividends directly to a checking or
savings account with The Middlefield
Banking Company. For information
regarding this program, please call
888.801.1666.

RELATED STOCKHOLDER MATTERS
Middlefield Banc Corp. had
approximately 1,200 shareholders
of record as of March 7, 2024. Our
common stock trades on the NASDAQ
Capital Market under the ticker
symbol MBCN. The table below shows
the high and low bid prices of and
cash dividends paid on the Company's
common stock during the periods
indicated. The high and low bid prices
are compiled from data available
through NASDAQ. This information
does not reflect retail mark-up,
markdowns or commissions, and does
not necessarily represent actual
transactions.

	HIGH CLOSE	LOW CLOSE	CASH DIVIDENDS PER SHARE
2023			
First Quarter	$ 29.43	$ 26.00	$0.20
Second Quarter	$29.24	$ 22.33	$0.20
Third Quarter	$30.20	$ 24.71	$0.20
Fourth Quarter	$ 36.70	$ 25.19	$0.25
2022			
First Quarter	$26.08	$ 24.10	$0.17
Second Quarter	$26.86	$ 24.35	$0.17
Third Quarter	$28.38	$ 25.03	$0.17
Fourth Quarter	$29.60	$ 27.36	$0.30





Middlefield Banc Corp.

15985 East High Street, Middlefield, Ohio 44062

888.801.1666

www.middlefieldbank.bank